UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 9, 2016

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Cumberland House

5th Floor, 1 Victoria Street,

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ARDMORE SHIPPING CORPORATION:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206501) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015.

Item 6—Exhibits

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement

5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation

8.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION
Date: June 9, 2016
	By:	/s/ Paul Tivnan

Paul Tivnan
Chief Financial Officer, Treasurer and Secretary